                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                            GOLDEN STATE BANCORP INC.
                         -------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
               --------------------------------------------------
                         (Title of class of securities)

                                   381197 10 2
                  ---------------------------------------------
                                 (CUSIP number)


                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600

                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 29, 2000
                  ---------------------------------------------
                          (Date of event which requires
                            filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.



                                Page 1 of 8 Pages
                             Exhibit Index on Page 8

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-------------------------------                  -------------------------------
CUSIP NO. 381197 10 2                 13D                      PAGE 2 OF 8 PAGES
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mafco Holdings Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES               0
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH                42,949,525
  REPORTING     ----------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH                0
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                        42,949,525
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          42,949,525

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

-------------------------------                  -------------------------------
CUSIP NO. 381197 10 2                 13D                      PAGE 3 OF 8 PAGES
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         GSB Investments Corp.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER OF     7    SOLE VOTING POWER
   SHARES              0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8    SHARED VOTING POWER
    EACH               42,949,525
  REPORTING    -----------------------------------------------------------------
   PERSON       9    SOLE DISPOSITIVE POWER
    WITH               0
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                       42,949,525
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         42,949,525
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000 and Amendment No. 10 thereto dated December 29, 2000 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the
Schedule 13D unless otherwise defined.

Item 4.  Purpose of Transaction.

         The following is added to the response to Item 4:

         On December 29, 2000 Mafco Holdings and Investments Corp. signed a term sheet (the "December 29, 2000 Term Sheet") with Credit Suisse First Boston International ("CSFBI") and Credit Suisse First Boston Corporation ("CSFB") in contemplation of entering into a SAILS Mandatorily Exchangeable Securities Contract (a "SAILS Agreement") with respect to up to 1,695,200 shares of Common Stock.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.

Item 5.  Interest in Securities of the Issuer.

         The following is added to the response to Item 5:

         (a) - (b) As of October 31, 2000, based upon the Company's quarterly report on Form 10-Q for the third quarter 2000, there were 134,238,004 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D and (iii) to the terms of the SAILS Agreement with respect to up to an additional 1,695,200 shares of Common Stock contemplated by the December 29, 2000 Term Sheet, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 32.0% of the Common Stock outstanding.

         (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following is added to the response to Item 6:

         On December 29, 2000, Mafco Holdings, Investments Corp., CSFBI and CSFB entered into the December 29, 2000 Term Sheet. On each closing date (as defined in the December 29, 2000 Term Sheet), Investments Corp. will deposit into a collateral account with CSFBI such number of shares of Common Stock (not to exceed 1,695,200 in the aggregate) as are the subject of the particular SAILS Agreement (the "Underlying Shares") and CSFBI will pay to Investments Corp. the proceeds amount (as defined in the December 29, 2000 Term Sheet). On the maturity date or earlier termination of each SAILS Agreement, Investments Corp. will have the right to settle its obligations to CSFBI with respect to the Underlying Shares by delivering such portion of the Underlying Shares, or the cash equivalent thereof, as determined pursuant to the December 29, 2000 Term Sheet. The December 29, 2000 Term Sheet contemplates that the parties will enter into a SAILS Agreement, Pledge Agreement and other customary ancillary agreements.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:

         Exhibit 15. Term Sheet dated December 29, 2000 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 3, 2001

                                   MAFCO HOLDINGS INC.


                                   By: /s/ Glenn P. Dickes
                                       ----------------------------------------
                                       Glenn P. Dickes
                                       Senior Vice President



                                   GSB INVESTMENTS CORP.



                                   By: /s/ Glenn P. Dickes
                                       ----------------------------------------
                                       Glenn P. Dickes
                                       Senior Vice President

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                                  EXHIBIT INDEX

Exhibit
-------

  15 Term Sheet dated December 29, 2000 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation



















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